March 8, 2005

via facsimile and U.S. mail
Timothy L. Hoops
President and Chief Executive
(Principal Financial Officer)
Kestrel Energy, Inc.
1726 Cole Boulevard, Suite 210
Lakewood, Colorado 80401


	Re:	Kestrel Energy, Inc.
		Form 10-KSB, for the year ended June 30, 2004
      File No. 0-9261

Dear Mr. Timothy L. Hoops:

      We have reviewed the above filing and have the following accounting comments. We have limited our review to only the matters addressed below and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB, for the year ended June 30, 2004


Item 8A Controls and Procedures, page 12

1. Your disclosures do not appear to be in accordance with the guidance in Item 307 of Regulation S-B and SEC Release No. 33-8238.
For example, your evaluation of disclosure controls should have occurred as of the end of the most recent fiscal year. Please update your evaluation and revise your disclosure accordingly.

Note 1 Summary of Significant Accounting policies, page F-8

      Property and Equipment

2. It is unclear from your disclosures what reserves you have included in the denominator for calculating depletion and amortization expense for acquisition costs and well development costs. Please expand your disclosure to clarify that your development costs are amortized using proved developed reserves rather than total proved reserves, and that acquisition costs are amortized by using total proved reserves as the denominator, if true. Otherwise, please submit an analysis showing how your financial statements would need to change, for each period presented, to reflect the accounting required under paragraphs 30 and
35 of SFAS 19.

Note 5 Income Taxes, page F-15

3. We note that you have not disclosed the reconciliation of reported income tax expense attributed to continuing operations, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations, that is required under paragraph 47 of SFAS 109. Please expand your disclosures to include this reconciliation; clearly identify each reconciling item.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Kestrel Energy, Inc.
March 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE